UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

Emmitte J. Haddox

Ergon Asphalt & Emulsions, Inc.

c/o Ergon, Inc.

P.O. Box 1639

Jackson, MS 39215-1639

Telephone: (601) 933-3513

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ergon, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,547,594(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,547,594(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,547,594(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 for additional information.
(2)

Ergon Asphalt & Emulsions, Inc. is a wholly owned subsidiary of Ergon, Inc. Accordingly, Ergon, Inc. may be deemed to share voting and dispositive power over the reported securities of Ergon Asphalt & Emulsions, Inc.

(3)

Consists of (a) 20,801,757 Series A Preferred Units (as defined below), which are convertible into Common Units (as defined below) on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units.

(4)

Based on the number of Common Units (41,513,083) and Series A Preferred Units (34,436,785) issued and outstanding as set forth on the cover of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2021.

CUSIP No. 09625U208

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ergon Asphalt & Emulsions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Mississippi

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 23,547,594(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 23,547,594(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,547,594(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 31.0%(4)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	See Item 3 for additional information.
(2)

Consists of (a) 20,801,757 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units. As further described in Item 3, Ergon, Inc. owns all of the common stock of Ergon Asphalt & Emulsions, Inc. Accordingly, Ergon, Inc. may be deemed to indirectly beneficially own the Common Units of the Issuer.

(3)	Consists of (a) 20,801,757 Series A Preferred Units, which are convertible into Common Units on a one-for-one basis as described in Item 1, and (b) 2,745,837 Common Units.
(4)

Based on the number of Common Units (41,513,083) and Series A Preferred Units (34,436,785) issued and outstanding as set forth on the cover of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2021.

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on October 17, 2016, as amended to date (the “Prior Filing”), and relates to common units representing limited partner interests (“Common Units”) in Blueknight Energy Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal executive offices of the Issuer are located at 6060 American Plaza, Suite 600, Tulsa, Oklahoma 74135.

The Prior Filing continues in effect, except as expressly modified hereby. Capitalized terms used in this Amendment No. 4 that are not defined herein, but that are defined in the Prior Filing, shall have the meanings ascribed to them in the Prior Filing.

Item 2.	Identity and Background.

(a) This Amendment No. 4 is filed jointly by each of the following persons:

i.	Ergon, Inc., a Mississippi corporation (“Ergon”); and

ii.	Ergon Asphalt & Emulsions, Inc., a Mississippi corporation (“EA&E”).

Ergon and EA&E are collectively referred to as the “Reporting Persons”. The Reporting Persons have entered into a Joint Filing Agreement, dated October 17, 2016, a copy of which is filed with the Prior Filing as Exhibit A (which is hereby incorporated by reference) pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

Certain information required by this Item 2 concerning the executive officers, directors and managers of the Reporting Persons is set forth on Schedule I, attached hereto, which is incorporated herein by reference.

(b) The address of the principal business office of each of the Reporting Persons is P.O. Box 1639, Jackson, MS 39215-1639.

(c)

i.

Ergon’s primary business activity is to operate as a sophisticated crude oil processor, transporter and marketer of refined products. Ergon functions as a producer and marketer of specialty asphalt products, as well as an oil and gas explorer and real estate developer. In addition, Ergon manufactures state-of-the-art road maintenance products and equipment. Members of the Lampton family, including William W. Lampton, Robert H. Lampton, Leslie B. Lampton, III and Lee C. Lampton, are the predominant owners, directly or through trusts, of the voting equity of Ergon. The members of the Lampton family disclaim beneficial ownership of the securities of the Issuer.

ii.	EA&E’s primary business activity is to manufacture and market asphalt products.

(d) – (e) None of the Reporting Persons nor, to the best of any Reporting Person’s knowledge, their respective executive officers, managers or directors (the “Listed Persons”) listed on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The Reporting Persons estimate that approximately $244 million in cash will be required to acquire all of the outstanding Common Units and Series A Preferred Units not already owned by Ergon or its affiliates pursuant to the proposed transaction described in Item 4 below. Ergon intends to finance the proposed transaction from existing cash and proceeds from its existing credit facilities. The proposed transaction is not expected to be subject to any financing condition.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On October 8, 2021, Ergon submitted a non-binding proposal (the “Proposal”) to acquire all of the outstanding Common Units and Series A Preferred Units not already owned by Ergon and its affiliates at a cash purchase price of $3.32 per Common Unit and $8.46 per Series A Preferred Unit. The Proposal is subject to the terms and conditions as described therein.

The foregoing description of the Proposal does not purport to be complete and is qualified in its entirety by reference to the full text of such proposal filed as Exhibit H to this Amendment No. 4, which is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Prior Filing is hereby amended and restated in its entirety as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Amendment No. 4 and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 are hereby incorporated by reference.

(a) – (b) The aggregate number and percentage of Series A Preferred Units and Common Units beneficially owned by the Reporting Persons are as follows:

(i)

EA&E is the sole record owner of, and has the sole power to vote and dispose of 20,801,757 (60.4%) Series A Preferred Units (assuming all the outstanding Series A Preferred Units are converted on a one-for-one basis, 20,801,757 (27.4%) Common Units) and 2,745,837 Common Units (3.6% on a diluted basis) (collectively, the “EA&E Direct Units”), except that the Additional Preferred Units (as defined in the Prior Filing) are being held in an Ergon brokerage account for the benefit of EA&E.

(ii)

Ergon does not directly own any Series A Preferred Units or Common Units. EA&E is wholly owned by Ergon. Accordingly, Ergon may be deemed to (i) beneficially own those units owned by EA&E, representing 20,801,757 (60.4%) Series A Preferred Units (assuming all the outstanding Series A Preferred Units are converted on a one-for-one basis, 20,801,757 (27.4%) Common Units) and 2,745,837 Common Units (3.6% on a diluted basis) and (ii) possess shared voting and dispositive powers with respect to the EA&E Direct Units, except that the Additional Preferred Units are being held in an Ergon brokerage account for the benefit of EA&E.

The Reporting Persons disclaim beneficial ownership of the reported securities except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of the reported securities for purposes of Section 13(d) or 13(g) of the Act, or for any other purpose.

The percentages set forth in Item 5(a) are based on the number of Common Units (41,513,083) and Series A Preferred Units (34,436,785) issued and outstanding as set forth on the cover of the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2021.

(c) There have been no reportable transactions with respect to the Common Units within the last 60 days by the Reporting Persons.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective EA&E Direct Units reported by such persons on the cover pages of this Schedule 13D and in this Item 5. See Schedule I for the information applicable to the Listed Persons. Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Proposal attached hereto as Exhibit H is hereby incorporated by reference. The summary of the Proposal contained in this Schedule 13D is qualified in its entirety by reference to the full text of the Proposal.

Item 7.	Material to Be Filed As Exhibits.

EXHIBIT H	Written Proposal Letter, dated October 8, 2021, to the board of directors of Blueknight Energy Partners G.P., L.L.C.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 8, 2021

ERGON, INC.

By:	/s/ Emmitte J. Haddox
Name:	Emmitte J. Haddox
Title:	President and Chief Executive Officer

ERGON ASPHALT & EMULSIONS, INC.

By:	/s/ J. Baxter Burns, II
Name:	J. Baxter Burns, II
Title:	President

SCHEDULE I

The name and business address of each of the executive officers, managers and directors of each of Ergon and EA&E are set forth below. The present principal occupation or employment of each of the executive officer, managers and directors of each of Ergon and EA&E are also set forth below.

Ergon, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Thomas C. Knudson	Director	(1)	United States
Thomas N. Amonett	Director	(1)	United States
Thomas F. Gilbane, Jr.	Director	(1)	United States
Leslie B. Lampton, III	Director and President - Petroleum Specialities Marketing Division	(1)	United States
Lee C. Lampton	Director and President - Operations	(1)	United States
William W. Lampton	Director and President - Asphalt Group	(1)	United States
Robert H. Lampton	Director and President - Supply & Distribution	(1)	United States
Emmitte J. Haddox	Director, President and Chief Executive Officer	(1)	United States
Alan Wall	Executive Vice President and Chief Financial Officer	(1)	United States
Kris Patrick	Executive Vice President and Chief Operating Officer	(1)	United States
J. Baxter Burns, II	Executive Vice President - Asphalt Group	(1)	United States
Kathryn W. Stone	Secretary	(1)	United States
Jana Branham	Executive Vice President and Chief Information Officer	(1)	United States
Nathan Witt	Executive Vice President - Real Estate & Construction	(1)	United States
Paul Young	Executive Vice President - Corporate Services	(1)	United States
Lance Puckett	Executive Vice President - Refining Group	(1)	United States
Joel Pastorek	Executive Vice President - Midstream & Logistics	(1)	United States

Ergon Asphalt & Emulsions, Inc.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Robert H. Lampton	Director	(1)	United States
William W. Lampton	Director	(1)	United States
J. Baxter Burns, II	Director and President	(1)	United States
Gary Johnson	Director	(1)	United States
Alan Wall	Executive Vice President and Chief Financial Officer	(1)	United States
Kris Patrick	Executive Vice President	(1)	United States
Gaylon Baumgardner	Executive Vice President	(1)	United States
Kathryn W. Stone	Secretary	(1)	United States

(1)	All business addresses are c/o Ergon, Inc. P.O. Box 1639, Jackson, MS 39215-1639.